Mail Stop 4561

January 7, 2009

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

> **Re: Worlds.Com, Inc.**
> **Form 10-KSB for year ended December 31, 2007**
> **Filed on April 3, 2008**
> **File No. 000-24115**

Dear Mr. Kidrin:

We have reviewed your response letter dated November 25, 2008 (as filed via EDGAR on December 3, 2008) in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2008.

Form 10-K for the year ended December 31, 2007

General

1.   Your response to our prior comments 1 and 4 indicate that the Company amended your December 31, 2007 Form 10-KSB to address the Staff's comments. However, it appears that you have not yet filed the amended Form 10-KSB. Please tell us when you intend to file this document.

Item 8A(T). Controls and Procedures, page 21

2.   We note your response to our prior comment 1 and the revisions to your Item 8A(T) disclosures that you intend to include in the Form 10-KSB/A, when filed. Your proposed disclosures continue to co-mingle the requirements of Item 307 and Item

308(T) of Regulation S-K. Please revise to include separate discussions of the Company's evaluation of (a) your disclosure controls and procedures pursuant to Item 307 and (b) your internal control over financial reporting pursuant to Item 308(T).

Note 1. Description of Business and Summary of Accounting Policies

Extraordinary Item

3.   We note your response to our prior comment 2 where you indicate that the statute of limitations for the states in which the Company operated and incurred debts and payables is six years. You also indicate that the Company determined that such liabilities met the requirements of paragraph 16 of SFAS 140 by applying certain tests to each individual item. Please explain further the tests performed and how the applicable statute of limitations was applied to each. For instance, you indicate that the test considered when the Company last received communication from the creditor/vendor with respect to their collection efforts. Please explain further how you determined this information and tell us if the Company considered these communications in determining whether the statute of limitations were met or whether you relied on the contract or invoice date for such determination. For each item that was written off during fiscal 2007 and 2008, please provide your analysis that supports the Company's conclusions that these debts met the statutory requirements to be considered extinguished pursuant to SFAS 140.

4.   Please provide a copy of the memo prepared by your outside legal counsel that supports the Company's accounting. In addition, you indicate that the Company discussed certain issues with "the technical assistance hotline who concurred on this position and that under SFAS No. 5 disclosure is also in question as outcome of payment is remote." Please tell us who what hotline you are referring to and also explain further your reference to SFAS 5 and its applicability to your accounting for the Company's extinguished liabilities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile: (212) 888-7776
  Irving Rothstein
  Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
  Telephone: (212) 888-8200